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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                  Commission File Number 0-32315
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                           NOTIFICATION OF LATE FILING

     (Check One): [ ] Form 10-K    [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q
[ ] Form 10-N-SAR

For Period Ended:  JUNE 30, 2001
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[ ] Transition Report on Form 10-K            [ ]Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F            [ ]Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:                                  .
                                  --------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: PLANET ZANETT, INC.
                         -------------------------------------------------------

Former Name If Applicable:
                           -----------------------------------------------------

Address of Principal Executive Office (Street and Number): 135 EAST 57TH STREET,
                                                           15TH FLOOR
                                                           ---------------------

City, State and Zip Code: NEW YORK, NY 10022
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                                     PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[ X ]    (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

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[ X ]    (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date and

[ X ]    (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c)  has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The fiscal quarter of Planet Zanett, Inc. (the "Company") ended on June 30, 2001. Accordingly, the Company's Quarterly Report on Form 10-QSB is required to be filed by August 14, 2001.

     On August 6, 2001, the board of directors of the Company approved (i) the dismissal of BDO Seidman, LLP as principal accountant of the Company and (ii) the engagement of Deloitte & Touche LLP as the principal accountant of the Company. Due to the timing of the change in the Company's accountants, Deloitte & Touche LLP is in the process of completing their review of the Company's interim financial statements. Accordingly, additional time is necessary for the newly engaged accountants to review the Company's interim financial statements and complete the Company's Quarterly Report on Form 10-QSB. Attached as Exhibit 1 hereto is a copy of Deloitte & Touche LLP's statement.

     The foregoing reasons causing the Company's inability to timely file its Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2001 could not be eliminated without unreasonable effort or expense.



                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

DAVID MCCARTHY                                     212              980-4600
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(Name)                                          (Area Code)   (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer is no, identify report(s). [ X ] Yes    [   ] No

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         (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                  [   ] Yes    [ X ] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               PLANET ZANETT, INC.
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                  (Name of Registrant as specified in Charter)

Has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: August 14, 2001                By: /s/ David McCarthy
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                                         David McCarthy
                                         Chief Executive Officer






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